    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 4, 2002
                                                      REGISTRATION NO. 333-86662
--------------------------------------------------------------------------------

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                    FORM SB-2

                             REGISTRATION STATEMENT

                                    UNDER THE

                             SECURITIES ACT OF 1933

                        (POST-EFFECTIVE AMENDMENT NO. 1)

                             TELENETICS CORPORATION
                 (Name of small business issuer in its charter)

           CALIFORNIA                       3661                  33-0061894
 (State or other jurisdiction of     (Primary Standard        (I.R.S. Employer
 incorporation or organization)          Industrial          Identification No.)
                                     Classification No.)

                25111 ARCTIC OCEAN, LAKE FOREST, CALIFORNIA 92630
                                 (949) 455-4000
    (Address and telephone number of Registrant's principal executive offices and principal place of business)

                            -------------------------
                                 DAVID L. STONE
                                    PRESIDENT
                             TELENETICS CORPORATION
                               25111 ARCTIC OCEAN
                          LAKE FOREST, CALIFORNIA 92630
                                 (949) 455-4000
                            -------------------------

                                   COPIES TO:
                             LARRY A. CERUTTI, ESQ.
                           CRISTY LOMENZO PARKER, ESQ.
                               RUTAN & TUCKER, LLP
                         611 ANTON BOULEVARD, 14TH FLOOR
                          COSTA MESA, CALIFORNIA 92626
                                 (714) 641-5100

Approximate date of commencement of proposed sale to the public: From time to time after this registration becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. |__|

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |__|

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |__|

If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |__|

--------------------------------------------------------------------------------

                                AMENDMENT PURPOSE

         This Post-Effective Amendment No. 1 is being filed pursuant to Rule 462(d) solely for the purpose of adding exhibits and updating the exhibit index contained in Item 27 of Part II of this Registration Statement on Form SB-2.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 27. EXHIBITS.

         (a)   EXHIBITS.

         Exhibit
         Number          Description
         ------          -----------

         2.1 Asset Purchase Agreement dated April 5, 1999 between Greenland Corporation and the Registrant (2)

         2.2 Asset Purchase Agreement effective as of June 1, 1999 by and among the Registrant, Sunnyvale General Devices and Instruments, Inc. and Frank R. Ribelin (5)

         2.3 Stock Purchase Agreement dated as of January 7, 2000 between the Registrant, Edward L. Didion, John D. McLean, William C. Saunders and Terry S. Parker (4)

         2.4 Asset Purchase Agreement dated April 21, 2000 between the Registrant and Racon, Inc. (6)

         2.5 Bill of Sale, Assignment and General Conveyance dated April 28, 2000 made by Racon, Inc. for the benefit of the Registrant
                  (6)

         2.6 Settlement Agreement and Release dated as of January 18, 2001 between the Registrant, Daniel A. Blattman and Racon Incorporated (6)

         2.7 Asset Purchase Agreement effective as of August 31, 2001 between the Registrant, Frank Ribelin and GDI Communications, LLC (19)

         2.8 Asset Purchase Agreement effective as of July 26, 1999 between the Registrant, Sierra Digital Communications, Inc., T. Brent Henderson, Robert McLean, Drew Lance and Hal Tenney (19)

         3.1      Restated and Amended Articles of Incorporation of the
                  Registrant (2)

         3.2 Certificate of Determination of Rights, Preferences, Privileges and Restrictions of Series A 7.0% Convertible Redeemable Preferred Stock of the Registrant (2)

         3.3 Certificate of Determination of Rights, Preferences, Privileges and Restrictions of Series B Convertible Preferred Stock of the Registrant (2)

         3.4 Certificate of Determination of Rights, Preferences, Privileges and Restrictions of Series C 7.0% Convertible Preferred Stock of the Registrant (3)

         3.5 Certificate of Amendment of Restated and Amended Articles of Incorporation filed with the California Secretary of State on February 5, 2001 (6)

         3.6 Certificate of Determination of Rights, Preferences and Privileges of Series A Convertible Preferred Stock filed with the California Secretary of State on October 31, 2000 (6)

         3.7      Restated and Amended By-Laws of the Registrant (2)

         3.8 Amendment to Article III, Section 2 of the Restated and Amended Bylaws of the Registrant effective as of June 6, 2000
                  (18)

         3.9 Amendment to add Section 16 to Article III of the Restated and Amended Bylaws of the Registrant effective as of September 8, 2000 (7)

         3.10 Amendment to Article III, Section 2 of the Restated and Amended Bylaws of the Registrant on August 8, 2001 (19)

         3.11 Certificate of Amendment of Restated and Amended Articles of Incorporation of Telenetics Corporation dated May 16, 2002
                  (24)

         4.1 Note and Warrant Purchase Agreement dated as of April 1, 2002 by and between the Registrant and Dolphin Offshore Partners, L.P. (19)

         4.2 Secured convertible promissory note due April 1, 2005 in the principal amount of $2,115,000 made by the Registrant in favor of Dolphin Offshore Partners, L.P. (19)

         4.3 Registration Rights Agreement dated as of April 1, 2002 by and between the Registrant and Dolphin Offshore Partners, L.P.
                  (19)

         4.4 Security Agreement dated as of April 1, 2002 relating to the security interest granted by the Registrant for the benefit of Dolphin Offshore Partners, L.P. (19)

         4.5 Common Stock Purchase Warrant dated as of April 1, 2002 issued by the Registrant in favor of Dolphin Offshore Partners, L.P.
                  (19)

         4.6 Note and Warrant Purchase Agreement dated as of March 1, 2002 by and between the Registrant and the investors named therein
                  (19)

         4.7 Form of secured convertible promissory note due March 1, 2005 made by the Registrant in favor of the investors in the Registrant's March 1, 2002 private placement (19)

         4.8 Registration Rights Agreement dated as of March 1, 2002 by and among the Registrant and the investors named therein (19)

         4.9 Security Agreement dated as of March 1, 2002 relating to the security interest granted by the Registrant for the benefit of the secured parties named therein (19)

         4.10 Form of common stock purchase warrant issued by the Registrant in favor of the investors in the Registrant's March 1, 2002 private placement (19)

         4.11 Form of common stock purchase warrant issued by the Registrant in favor of the placement agent in the Registrant's March 1, 2002 private placement (19)

         4.12 6% Convertible Subordinated Secured Promissory Note due 2003 dated as of June 25, 2001 from the Registrant in favor of Rutan & Tucker, LLP (22)

         4.13 Financial Public Relations Consulting Agreement dated May 31, 2001 between the Registrant and Alliance Corporation Services, Inc. (22)

         4.14 Non-Qualified Stock Option dated as of February 11, 2002 issued by the Registrant to John D. McLean (22)

         4.15 Amended and Restated Employment Agreement dated as of January 7, 2000 between the Registrant and John D. McLean (22)

         4.16 Engagement Letter Agreement dated December 28, 2000 between the Registrant and Taglich Brothers, Inc. (15)

         4.17 Debenture Placement Agreement dated January 2, 2001 between the Registrant and Taglich Brothers, Inc. (15)

         4.18 Form of Common Stock Purchase Warrant dated February 28, 2001 and expiring January 2, 2006 (15)

         4.19 Engagement Letter Agreement dated January 23, 2001 between the Registrant and Taglich Brothers, Inc. (15)

         4.20 Debenture Placement Agreement dated January 23, 2001 between the Registrant and Taglich Brothers, Inc. (15)

         4.21 Form of Common Stock Purchase Warrant dated February 28, 2001 and expiring January 23, 2006 (15)

         4.22 Stock Purchase Agreement dated as of January 7, 2000 by and among the Registrant, Edward L. Didion, John D. McLean, William C. Saunders and Terry S. Parker (4)

         4.23 Non-Qualified Stock Option dated January 7, 2000 issued by the Registrant to Saunders & Parker, Inc. (4)

         4.24 Non-Qualified Stock Option dated October 26, 1999 issued by the Registrant to Interfirst Capital Corporation (20)

         4.25 Non-Qualified Stock Option dated January 7, 2000 issued by the Registrant to John D. McLean (4)

         4.26 Non-Qualified Stock Option dated January 7, 2000 issued by the Registrant to T. Keith Odom (4)

         4.27 Non-Qualified Stock Option dated as of August 1, 1999 issued by the Registrant to Robert W. Way (20)

         4.28 Non-Qualified Stock Option dated as of October 12, 1998 issued by the Registrant to Robert W. Frankland (20)

         4.29 Non-Qualified Stock Option dated as of September 24, 1999 issued by the Registrant to Donald E. Johnson (20)

         4.30 Registration Rights Agreement dated January 7, 2000 between the Registrant and John D. McLean (4)

         4.31 Agreement dated as of June 25, 2001 by and between Telenetics Corporation and Rutan & Tucker, LLP

         4.32 Security Agreement dated as of June 25, 2001 by and between Telenetics Corporation and Rutan & Tucker, LLP

         4.33 Form of Common Stock Purchase Warrant dated as of June 30, 2000 made by the Registrant in connection with Settlement Agreement dated as of June 30, 2000 by and among the Registrant, Drake & Drummond, Inc., David Markowski, Global Financial Group, Inc. and Michael Markowski (21)

         4.34 Settlement Agreement dated as of June 30, 2000 by and among the Registrant, Drake & Drummond, Inc., David Markowski, Global Financial Group, Inc. and Michael Markowski (21)

         4.37 Form of Common Stock Purchase Warrant issued by Registrant in connection with the Settlement Agreement and Mutual Release dated as of November 6, 2000 between the Registrant and Harvey Bibicoff, Bibicoff & Associates, Inc., David Landau, Linda Berglas, Peter Nitz, Sandra Nitz and Paul Springer (9)

         4.38     Form of 2000 Stock Option Plan Incentive Stock Option
                  Agreement (6)

         4.40 Settlement Agreement and Mutual Release by and between the Registrant, Michael Armani, Harvey Bibicoff, Bibicoff & Associates, Inc., David Landau, Linda Berglas, Peter Nitz, Sandra Nitz and Paul Springer (9)

         4.41 Intercreditor Agreement by and among the Registrant, Harvey Bibicoff, Shala Shashani, dba SMC Group and SMC Communications Group (9)

         4.42     Security Agreement between the Registrant and Harvey Bibicoff
                  (9)

         4.43 Common Stock Purchase Warrant dated as of June 27, 2001 issued by the Registrant to Shala Shashani (14)

         4.44 Form of letter dated May 31, 2001 from the Registrant to various note holders (24)

         4.45 Form of letter dated June 27, 2001 from the Registrant to various note holders (24)

         4.46 Form of warrant dated June 2001 issued by the Registrant to various note holders (24)

         4.47 First Amendment Agreement dated as of April 26, 2002 between the Registrant and Rutan & Tucker, LLP (24)

         5.1      Opinion of Rutan & Tucker, LLP (24)

         10.1 Manufacturing, License and Distribution Agreement dated as of October 25, 2000 by and between Motorola, Inc. and the Registrant (10)

         10.2 Manufacturing Agreement dated as of December 29, 2000 by and between the Registrant and Comtel Electronics, Inc. (10)

         10.3 Distribution Agreement dated as of March 12, 2001 by and between Ingram Micro Inc. and the Registrant (10)

         10.5 Commercial Lease dated April 12, 1999 between Mark IV Capital Properties, Inc. and the Registrant (2)

         10.6 Amendment to Compromise Agreement and Mutual Release dated December 30, 1997 by and between the Registrant, SMC Communications Group, Inc. and Shala Shashani doing business as SMC Group (1)

         10.7 Security Agreement dated December 31, 1997 by and between the Registrant and SMC Communications Group, Inc. (1)

         10.8 Secured Promissory Note dated December 30, 1997 from the Registrant in favor of Shala Shashani for $250,000 (13)

         10.9 Amendment to Security Agreement dated March 30, 1998 by and between the Registrant and SMC Group (1)

         10.10 Technology Transfer Agreement dated October 29, 1997 by and between the Registrant and SMC Communications Group, Inc. (1)

         10.11 Promissory Note dated as of January 7, 2000 from the Registrant in favor of Saunders & Parker, Inc. for $136,444.90
                  (4)

         10.12 Settlement Agreement and Mutual Release by and between the Registrant, Michael Armani, Harvey Bibicoff, Bibicoff & Associates, Inc., David Landau, Linda Berglas, Peter Nitz, Sandra Nitz and Paul Springer (9)

         10.13 Intercreditor Agreement by and among the Registrant, Harvey Bibicoff, Shala Shashani dba SMC Group and SMC Communications Group (9)

         10.14    1998 Stock Option Plan of the Registrant (11)

         10.15    2000 Stock Option Plan of the Registrant (12)

         10.16 Amendment to Section 5 of the 2000 Stock Option Plan of the Registrant (13)

         10.17 Employment Offer Letter dated as of April 19, 1999 between David L. Stone and the Registrant (13)

         10.18 Amendment dated as of June 27, 2001 to Secured Promissory Note dated December 30, 1997 made by the Registrant in favor of Shala Shashani for $250,000 (14)

         10.19 Common Stock Purchase Warrant dated as of June 27, 2001 issued by the Registrant to Shala Shashani (14)

         10.20 Debenture Purchase Agreement dated January 2, 2001 between the Registrant and Dolphin Offshore Partners, L.P. (15)

         10.21 7.0% Convertible Subordinated Debenture due January 2, 2003 in the principal amount of $2,115,000 made by the Registrant in favor of Dolphin Offshore Partners, L.P. (15)

         10.22 Modification Agreement dated as of June 29, 2001 by and between the Registrant and Dolphin Offshore Partners, L.P.
                  (14)

         10.23    Telenetics Corporation 2001 Employee Stock Purchase Plan (16)

         10.24 Telenetics Corporation Amended and Restated 2001 Stock Option Plan (17)

         10.25 Secured Promissory Note in the principal amount of $139,000 dated as of March 21, 2002 made by Michael A. Armani in favor of the Registrant (19)

         10.26 Stock Pledge Agreement dated as of March 21, 2002 between Michael A. Armani and the Registrant (19)

         10.27 Note and Warrant Purchase Agreement dated as of April 1, 2002 by and between the Registrant and Dolphin Offshore Partners, L.P. (19)

         10.28 Secured convertible promissory note due April 1, 2005 in the principal amount of $2,115,000 made by the Registrant in favor of Dolphin Offshore Partners, L.P. (19)

         10.29 Registration Rights Agreement dated as of April 1, 2002 by and between the Registrant and Dolphin Offshore Partners, L.P.
                  (19)

         10.30 Security Agreement dated as of April 1, 2002 relating to the security interest granted by the Registrant for the benefit of Dolphin Offshore Partners, L.P. (19)

         10.31 Common Stock Purchase Warrant dated as of April 1, 2002 issued by the Registrant in favor of Dolphin Offshore Partners, L.P.
                  (19)

         10.32 Note and Warrant Purchase Agreement dated as of March 1, 2002 by and between the Registrant and the investors named therein
                  (19)

         10.33 Form of secured convertible promissory note due March 1, 2005 made by the Registrant in favor of the investors in the Registrant's March 1, 2002 private placement (19)

         10.34 Registration Rights Agreement dated as of March 1, 2002 by and among the Registrant and the investors named therein (19)

         10.35 Security Agreement dated as of March 1, 2002 relating to the security interest granted by the Registrant for the benefit of the secured parties named therein (19)

         10.36 Form of common stock purchase warrant issued by the Registrant in favor of the investors in the Registrant's March 1, 2002 private placement (19)

         10.37 Form of common stock purchase warrant issued by the Registrant in favor of the placement agent in the Registrant's March 1, 2002 private placement (19)

         10.38 Note and Warrant Purchase Agreement dated as of January 23, 2002 by and between the Registrant and the investors named therein (19)

         10.39 Form of senior secured convertible promissory note due January 23, 2005 made by the Registrant in favor of the investors in the Registrant's January 23, 2002 private placement (19)

         10.40 Registration Rights Agreement dated as of January 23, 2002 by and among the Registrant and the investors named therein (19)

         10.41 Security Agreement dated as of January 23, 2002 relating to the security interest granted by the Registrant for the benefit of the secured parties named therein (19)

         10.42 Form of common stock purchase warrant issued by the Registrant in favor of the investors in the Registrant's January 23, 2002 private placement (19)

         10.43 Form of common stock purchase warrant issued by the Registrant in favor of the placement agent in the Registrant's January 23, 2002 private placement (19)

         10.44 Agreement dated as of February 11, 2002 between the Registrant and EGN B.V. (19)

         10.46 Letter Agreement dated as of April 1, 2002 between the Registrant and Peter E. Salas as General Partner of Dolphin Offshore Partners, L.P. (19)

         10.47 Debenture Purchase Agreement dated January 23, 2001 between the Registrant and Michael Taglich (15)

         10.48 6.5% Convertible Junior Subordinated Debenture due April 23, 2003 in the principal amount of $75,000 made by the Registrant in favor of Michael Taglich (15)

         10.49 Security Agreement dated as of May 21, 2002 between the Registrant and Corlund Electronics, Inc. (24)

         10.50 Note Modification Agreement dated as of June 30, 2002 between Telenetics Corporation and Dolphin Offshore Partners, L.P.
                  (23)

         10.51 12% Subordinated Unsecured Promissory Note due January 15, 2004 made by Telenetics Corporation in favor of Dolphin Offshore Partners, L.P. (23)

         10.52 Note Modification Agreement dated as of June 30, 2002 between Telenetics Corporation and Terry S. Parker (23)

         10.53 7% Subordinated Unsecured Promissory Note due January 15, 2004 made by Telenetics Corporation in favor of Terry S. Parker
                  (23)

         10.54 First Amendment Agreement dated as of April 26, 2002 between the Registrant and Rutan & Tucker, LLP (24)

         10.55 Agreement dated as of June 25, 2001 by and between Telenetics Corporation and Rutan & Tucker, LLP

         10.56 Security Agreement dated as of June 25, 2001 by and between Telenetics Corporation and Rutan & Tucker, LLP

         10.57 Amendment to Manufacturing Agreement dated as of August 31, 2002 by and between Telenetics Corporation and Corlund Electronics, Inc.

         10.58 Security Agreement dated as of August 31, 2002 by and between Telenetics Corporation and Corlund Electronics, Inc.

         10.59 Telenetics Corporation Director Compensation and Equity Incentive Policy adopted June 13, 2002

         21.1     Subsidiaries of the Registrant (8)

         23.1     Consent of Independent Certified Public Accountants (24)

         23.2     Consent of Rutan & Tucker, LLP (contained in Exhibit 5.1) (24)

         24.1     Power of Attorney (contained on the signature pages) (24)

                                        8
         -----------------

         (1) Filed as an exhibit to the Registrant's Form 10-KSB for the fiscal year ended March 31, 1998 and incorporated herein by reference.

         (2) Filed as an exhibit to the Registrant's Form 10-KSB for the nine months ended December 31, 1998 and incorporated herein by reference.

         (3) Filed as an exhibit to the Registrant's Form 8-K for January 20, 1999 and incorporated herein by reference.

         (4) Filed as an exhibit to the Registrant's Form 8-K for January 7, 2000 and incorporated herein by reference.

         (5) Filed as an exhibit to the Registrant's Form 8-K for June 30, 1999 and incorporated herein by reference.

         (6) Filed as an exhibit to the Registrant's Form S-3 (Registration No. 333-57334) filed with the Securities and Exchange Commission on March 20, 2001 and incorporated herein by reference.

         (7) Filed as an exhibit to the Registrant's Form 8-K for September 8, 2000 and incorporated herein by reference.

         (8) Filed as an exhibit to the Registrant's Form 10-KSB for the year ended December 31, 1999 and incorporated herein by reference.

         (9) Filed as an exhibit to the Registrant's Amendment No. 1 to Form 10-QSB for the quarter ended September 30, 2000 and incorporated herein by reference.

         (10) Filed as an exhibit to the Registrant's Form 8-K for December 29, 2000 and incorporated herein by reference.

         (11) Filed as an exhibit to the Registrant's definitive proxy statement for the 1999 annual meeting of shareholders and incorporated herein by reference.

         (12) Filed as an exhibit to the Registrant's definitive proxy statement for the 2000 annual meeting of shareholders and incorporated herein by reference.

         (13) Filed as an exhibit to the initial filing of the Registrant's Form 10-KSB for the year ended December 31, 2000 and incorporated herein by reference.

         (14) Filed as an exhibit to the Registrant's Form 10-QSB for the quarter ended June 30, 2001 and incorporated herein by reference.

         (15) Filed as an exhibit to the Registrant's Form S-3 (Registration No. 333-59830) filed with the Securities and Exchange Commission on April 30, 2001 and incorporated herein by reference.

         (16) Filed as an exhibit to the Registrant's definitive proxy statement for the 2001 annual meeting of shareholders and incorporated herein by reference.

         (17) Filed as an exhibit to the Registrant's Form S-8 (Registration No. 333-69836) filed with the Securities and Exchange Commission on September 21, 2001 and incorporated herein by reference.

         (18) Filed as an exhibit to the Registrant's Form SB-2 (Registration No. 333-82706) filed with the Securities and Exchange Commission on February 13, 2002 and incorporated herein by reference.

         (19) Filed as an exhibit to the Registrant's Form 10-KSB for the year ended December 31, 2001 and incorporated herein by reference.

         (20) Filed as an exhibit to the Registrant's Amendment No. 1 to Registration Statement on Form S-3 filed with the Commission on February 10, 2000 (Registration No. 333-95643) and incorporated herein by reference.

         (21) Filed as an exhibit to the Registrant's Registration Statement on Form S-3 (Registration No. 333-42218) on July 25, 2000 and incorporated herein by reference.

         (22) Filed as an exhibit to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-86662) on April 19, 2002 and incorporated herein by reference.

         (23) Filed as an exhibit to the Registrant's Form 10-QSB for the quarter ended June 30, 2002 and incorporated herein by reference.

         (24) Filed as an exhibit to the Registrant's Amendment No. 1 to Registration Statement on Form SB-2 filed with the Commission on May 31, 2002 (333-86662) and incorporated herein by reference.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this post-effective amendment no. 1 to registration statement to be signed on its behalf by the undersigned, in the City of Lake Forest, State of California, on October 4, 2002.

                                             TELENETICS CORPORATION

                                             By: /S/ DAVID L. STONE
                                                 -------------------------------
                                                 David L. Stone
                                                 President

         Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment no. 1 to registration statement has been signed by the following persons in the capacities and on the dates indicated.

        Name                                   Title                             Date
        ----                                   -----                             ----
    *                              Chairman of the Board and Director       October 4, 2002
-----------------------------
Michael N. Taglich

/S/ DAVID L. STONE                 President (principal executive officer), October 4, 2002
-----------------------------      Chief Financial Officer (principal
David L. Stone                     accounting officer) and Secretary

    *                              Director                                 October 4, 2002
-----------------------------
Bradley L. Jacobs

    *                              Director                                 October 4, 2002
-----------------------------
Robert Schroeder

    *                              Director                                 October 4, 2002
-----------------------------
H. George Levy, M.D.

    *                              Director                                 October 4, 2002
-----------------------------
David B. Parshall

    *                              Director                                 October 4, 2002
-----------------------------
William C. Kosoff

* By: /S/ DAVID L. STONE
      ------------------------------
         David L. Stone, President


    EXHIBITS FILED WITH THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT

         Exhibit
         Number          Description
         ------          -----------

         4.31 Agreement dated as of June 25, 2001 by and between Telenetics Corporation and Rutan & Tucker, LLP (filed as exhibit 10.55 to this amendment)

         4.32 Security Agreement dated as of June 25, 2001 by and between Telenetics Corporation and Rutan & Tucker, LLP (filed as exhibit 10.56 to this amendment)

         10.55 Agreement dated as of June 25, 2001 by and between Telenetics Corporation and Rutan & Tucker, LLP

         10.56 Security Agreement dated as of June 25, 2001 by and between Telenetics Corporation and Rutan & Tucker, LLP

         10.57 Amendment to Manufacturing Agreement dated as of August 31, 2002 by and between Telenetics Corporation and Corlund Electronics, Inc.

         10.58 Security Agreement dated as of August 31, 2002 by and between Telenetics Corporation and Corlund Electronics, Inc.

         10.59 Telenetics Corporation Director Compensation and Equity Incentive Policy adopted June 13, 2002